VIA EDGAR

September 29, 2025

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thomas Jones

Re:	Qnity Electronics, Inc.

Registration Statement on Form 10-12B

File No. 001-42619

Dear Mr. Jones:

Reference is made to the Registration Statement on Form 10 (File No. 001-42619) (as amended, the “Registration Statement”), filed by Qnity Electronics, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to 5 p.m., Eastern time, on September 30, 2025, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder.

If the staff of the Commission has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Ryan J. Dzierniejko of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3712. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Dzierniejko and that such effectiveness also be confirmed in writing.

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Very truly yours,

QNITY ELECTRONICS, INC.

By:	/s/ Jon Kemp
	Name:	Jon Kemp
	Title:	Chief Executive Officer